EXHIBIT (a)(5)(iii)

Investor Relations
Bruce Lancaster / CEO & CFO

NEWS RELEASE

O.I. Corporation Announces
Results for Second Quarter 2007

College Station, Texas, July 30, 2007 – O.I. Corporation (NASDAQ: OICO) today announced its results for the three and six months ended June 30, 2007.

For the Second Quarter Ended June 30, 2007
Revenue decreased to $6,531,000 for the second quarter of 2007, compared to $6,615,000 for the same period of the prior year.  The net income for the quarter totaled $302,000, compared to net income of $198,000 for the second quarter of 2006.  O.I. recorded diluted earnings per share of $0.10 in the second quarter of 2007, compared to diluted earnings per share of $0.07 during the same period of 2006.

For the Six Months Ended June 30, 2007
Net revenues were $13,873,000 for the six months ended June 30, 2007, compared to $14,424,000 for the same period of the prior year.  Year-to-date net loss was $59,000 and diluted loss per share was $0.02, compared to net income of $820,000 and diluted earnings per share of $0.28 for the same period of the prior year.

J.   Bruce Lancaster, Chief Executive Officer and Chief Financial Officer commented:

 “We are pleased to return to profitability after the loss reported during the first quarter.  Our second quarter earnings are up from last year due to a 14% increase in sales of MINICAMS®, the favorable impact of a negotiated reduction in certain of the stock option expenses initially recorded during the first quarter, and a lower effective tax rate for 2007.  Despite higher product sales, our overall revenues are down just over 1% from last year due to lower service revenues.

“On a year-to-date basis, we continue to have a small net loss due to expenses associated with the stock option investigation conducted during the first quarter of 2007.  After funding all costs associated with this investigation, we ended June with $12,175,000 in cash and investments and no bank debt.  Our strong financial position will allow us to complete the planned purchase of 300,000 shares of O.I. stock through the modified Dutch auction self-tender announced in early July and scheduled to close on August 6.  We feel this provides an opportunity to increase long-term shareholder value while retaining adequate financial resources to meet our expected operating and strategic goals.”

Dr. Don Segers, President and Chief Operating Officer, stated:

 “Our increase in product sales, despite the consolidation occurring in the domestic environmental testing market, points to the success of our efforts to better penetrate independent laboratory, state, and municipal markets.  I am very pleased to announce the return of Craig Marvin to OI as Vice President of Sales.  Mr. Marvin’s extensive experience in both the domestic and international analytical equipment industry will be a great benefit to us in our sales and marketing efforts.

“Now that we have filled the key sales position in our management team, we will turn our attention to strengthening our core business, evaluating market opportunities, and developing a long-term strategic plan.  We believe the novel technologies we are working to develop, including a mass spectrometer based on a special CCD for ion detection and total organic carbon analyzers for new applications, will generate opportunities for long-term sales growth.

“However, we remain cautious about the short-term outlook in the domestic environmental testing market and anticipate minimal sales growth over the balance of 2007.  Our R&D expenses are likely to remain at high levels as we continue our development of intellectual property that we expect to serve as the foundation for future sales growth.”

O.I. CORPORATION
FINANCIAL HIGHLIGHTS
(in thousands, except earnings per share amounts)

	Three Months Ended June 30		Six Months Ended June 30

	2007	2006	2007	2006

Net revenues	$6,531	$6,615	$13,873	$14,424
(Loss) Income before income taxes	$385	$374	$(79)	$1,263
(Benefit) Provision for income taxes	$83	$176	$(20)	$443
Net (loss) income	$302	$198	$(59)	$820
Weighted average shares, basic	2,896	2,846	2,879	2,853
Basic (loss) earnings per share	$0.10	$0.07	$(0.02)	$0.29
Weighted average shares, diluted	2,976	2,923	2,879	2,934
Diluted (loss) earnings per share	$0.10	$0.07	$(0.02)	$0.28

O.I. Corporation, dba OI Analytical, provides innovative products used for chemical analysis.  The Company develops, manufactures, sells, and services analytical instrumentation that detects, measures, analyzes, and monitors chemicals in liquids, solids, and gases.  The Company provides products used to digest, extract, and separate components of chemical mixtures.  The Company provides application-specific solutions for the environmental, defense, pharmaceutical, food, beverage, petrochemical, chemical, semiconductor, power generation, and HVAC industries.  Headquartered in College Station, Texas, the Company’s products are sold worldwide by direct sales, independent sales representatives, and distributors.

Cautionary Note Regarding Forward-Looking Statements:

Statements in this release regarding expected future results are forward looking statements that are subject to the Safe Harbor provisions created by the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on current information and expectations, and involve a number of risks and uncertainties. Actual results may differ materially from those projected in such forward looking statements due to various factors, including but not limited to: those factors detailed in our filings with the Securities and Exchange Commission, including our Quarterly Report on Form 10-Q filed May 15, 2007 and our Annual Report on Form 10-K filed April 2, 2007.  Readers are cautioned not to place undue reliance upon these forward looking statements, which speak only as of the date hereof, and we undertake no obligation to update these forward looking statements to reflect subsequent events or circumstances. The inclusion of any state ment in this release does not constitute an admission by the company or any other person that the events or circumstances described in such statement are material.

Visit the Company’s worldwide web site at:
http://www.oico.com